SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1 – Exit Filing)

DEMANDWARE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

24802Y105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24802Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NBVM GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5.
	6.	Shared Voting Power See Item 5.
	7.	Sole Dispositive Power See Item 5.
	8.	Shared Dispositive Power See Item 5.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) See Item 5.
12.	Type of Reporting Person (See Instructions) OO

Page 2 of 12 pages

CUSIP No. 24802Y105

1.	Names of Reporting Persons. North Bridge Venture Management V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5.
	6.	Shared Voting Power See Item 5.
	7.	Sole Dispositive Power See Item 5.
	8.	Shared Dispositive Power See Item 5.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) See Item 5.
12.	Type of Reporting Person (See Instructions) PN

Page 3 of 12 pages

CUSIP No. 24802Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). North Bridge Venture Partners V-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5.
	6.	Shared Voting Power See Item 5.
	7.	Sole Dispositive Power See Item 5.
	8.	Shared Dispositive Power See Item 5.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) See Item 5.
12.	Type of Reporting Person (See Instructions) PN

Page 4 of 12 pages

CUSIP No. 24802Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). North Bridge Venture Partners V-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5.
	6.	Shared Voting Power See Item 5.
	7.	Sole Dispositive Power See Item 5.
	8.	Shared Dispositive Power See Item 5.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) See Item 5.
12.	Type of Reporting Person (See Instructions) PN

Page 5 of 12 pages

CUSIP No. 24802Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward T. Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5.
	6.	Shared Voting Power See Item 5.
	7.	Sole Dispositive Power See Item 5.
	8.	Shared Dispositive Power See Item 5.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) See Item 5.
12.	Type of Reporting Person (See Instructions) IN

Page 6 of 12 pages

CUSIP No. 24802Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard A. D’Amore
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5.
	6.	Shared Voting Power See Item 5.
	7.	Sole Dispositive Power See Item 5.
	8.	Shared Dispositive Power See Item 5.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) See Item 5.
12.	Type of Reporting Person (See Instructions) IN

Page 7 of 12 pages

CUSIP No. 24802Y105

Item 1(a)	Name of Issuer:

Demandware, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5 Wall Street, Burlington, MA 01803

Item 2(a)	Name of Person Filing:

The reporting persons are:

NBVM GP, LLC (the “GP of the GP”)

North Bridge Venture Management V, L.P. (the “NBVM V GP”)

North Bridge Venture Partners V-A, L.P. (“V-A”)

North Bridge Venture Partners V-B, L.P. (“V-B”)

Edward T. Anderson (“Mr. Anderson”)

Richard A. D’Amore (“Mr. D’Amore”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

c/o North Bridge Venture Partners

950 Winter Street, Suite 4600

Waltham, Massachusetts 02451

Item 2(c)	Citizenship:

GP of the GP     Delaware limited liability company

NBVM V GP     Delaware limited partnership

V-A                    Delaware limited partnership

V-B                    Delaware limited partnership

Mr. Anderson    U.S. citizen

Mr. D’Amore    U.S. citizen

Page 8 of 12 pages

CUSIP No. 24802Y105

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.01 per share

(“Common Stock”), of Demandware, Inc.

Item 2(e)	CUSIP Number:

24802Y105

Item 3	Description of Person Filing:

Not applicable.

Page 9 of 12 pages

CUSIP No. 24802Y105

Item 4	Ownership:

(a) Amount Beneficially Owned:

See Item 5.

(b) Percent of Class:

See Item 5.

(c) Number of Shares as to which the Person has:

See Item 5.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(K).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 10 of 12 pages

CUSIP No. 24802Y105

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: January 22, 2014

NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE MANAGEMENT V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE PARTNERS V-A, L.P.

By:	North Bridge Venture Management V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE PARTNERS V-B, L.P.

By:	North Bridge Venture Management V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

/s/ Edward T. Anderson
EDWARD T. ANDERSON

/s/ Richard A. D’Amore
RICHARD A. D’AMORE

Page 11 of 12 pages

CUSIP No. 24802Y105

Exhibit I

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Demandware, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 22nd day of January, 2014.

NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE MANAGEMENT V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE PARTNERS V-A, L.P.

By:	North Bridge Venture Management V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE PARTNERS V-B, L.P.

By:	North Bridge Venture Management V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

/s/ Edward T. Anderson
EDWARD T. ANDERSON

/s/ Richard A. D’Amore
RICHARD A. D’AMORE

Page 12 of 12 pages